Exhibit 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Net loss	(91,642)	(81,547)	(76,802)	(26,732)	(24,469)
Add: fixed charges	3,635	2,161	2,871	2,198	2,036
Less: Capitalized Interest	1,536	—	—	—	—

Earnings as defined	(89,543)	(79,386)	(73,931)	(24,534)	(22,433)

Fixed charges:
Interest expensed and capitalized	1,956	355	255	438	353
Estimated interest component of rent	1,679	1,806	2,616	1,760	1,683

Total fixed charges	3,635	2,161	2,871	2,198	2,036

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.